December 22, 2023

VIA EDGAR

Ms. Chen Chen

Ms. Melissa Kindelan

Division of Corporation Finance

Office of Information Technologies and Services

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Manhattan Associates, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 000-23999

Dear Ms. Chen and Ms. Kindelan:

Manhattan Associates, Inc. (the “Company,” “our,” or “we”) has received the Staff’s comment letter dated December 15, 2023, with respect to the above-referenced filing. We set forth below our responses to the Staff’s comments, in each case following the full text of the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

Revenue, page 28

1.
We note your response to prior comment 2 and acknowledge the disclosure on page 24. While that disclosure indicates the mix of new to existing customers for cloud subscriptions and software license for sales in 2022, it is not clear what comprises the year over year growth in cloud subscription revenue. Therefore, as previously requested, please tell us and revise to disclose the amount or percentage of the increase in cloud subscription revenue attributable to new versus existing customers including those that are migrating from on-premise offerings to cloud offerings, in order to provide better context to your results of operations discussion.

In drafting MD&A, the Company is mindful that the Staff’s 2003 MD&A Interpretative Release, 34-48960, instructs that one of the principal objectives of MD&A is “to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management.”

Management focuses on the total value of non-cancelable cloud subscriptions and license fees signed during each period by new versus existing customers rather than revenue. Approximately 40% of the total value of non-cancelable cloud subscriptions signed during 2022 was with new customers and 60% was with existing customers. In future filings, the Company will clarify that its percentage mix disclosure is by contract value.

For 2020, 2021, and 2022, revenue recognized from first time cloud customers (defined as customers with no prior active cloud subscriptions) during the year in which their initial cloud subscription began was 13%, 11%, and 7% of total cloud revenue, respectively. The Company will include these percentages of new customer cloud revenue in future filings, but respectfully proposes not to disclose period-to-period growth amounts or percentages as the Company does not view them as material for the reasons set forth in this response.

Ms. Chen Chen

Ms. Melissa Kindelan

December 22, 2023

Management focuses on contract value because our customers contract for multi-year subscriptions which typically increase in scope and price over the term, and thus revenue recognized during the year when the contract is signed tends to be small relative to the total contract value, as can be seen from the percentages in the preceding paragraph. This is because revenue recognized in the initial year excludes revenue beyond the first year of the contract and excludes revenue from additional solutions sold to the customer in future years. Finally, revenue recognized in the initial year could be skewed by the timing of the start date of the subscription during the year. For these reasons, the Company believes that the percentage of total value of non-cancelable cloud subscriptions signed during each period with new versus existing customers is more helpful to investors in assessing business performance.

2.
You indicate in your response to prior comment 2 that you will disclose in future filings the percentage of professional services revenue that relates to cloud subscriptions, which was approximately 25% in 2020 and over 50% in 2022. Please tell us and revise to disclose the actual percentages for fiscal 2021 and 2022, and explain the types of professional services that comprise the remaining amounts. Further, as previously requested, in order to better explain the year over year growth in service revenue, tell us and revise to disclose the amount or percentage of the increase attributable to new versus existing customers.

The percentage of professional services revenue that relates to cloud subscriptions in 2020, 2021, and 2022 was approximately 25%, 40% and 55%, respectively. The remainder of our professional services revenue relates to implementations, ongoing support, and upgrades of licensed software.

For 2020, 2021, and 2022, revenue from new customer cloud-based professional services (defined as customers with no prior active cloud subscriptions) recognized during the year in which their initial cloud subscription began was 7%, 14%, and 12%, respectively, of total professional services revenue. The Company will include these percentages of new customer cloud-based professional services revenue in future filings, but respectfully proposes not to disclose growth amounts or percentages as the Company does not view them as material for the reasons set forth below.

As with our cloud software subscriptions, customers often continue to purchase our professional services beyond their initial implementation to roll out additional locations, implement additional features and functionality, and implement additional products, as well as for general support. Revenue recognized from new customer cloud-based professional services excludes those services we provided after the year in which the initial cloud subscription began. Further, as with revenue attributable to new customer cloud-based subscription services, the revenue attributable to new customer cloud-based professional services could be skewed by the timing of the start date of the subscription during the year.

Please direct any further questions regarding these filings and this letter to the undersigned at (678) 597-7115. Thank you.

Very truly yours,

MANHATTAN ASSOCIATES, INC.

/s/ Dennis B. Story

Dennis B. Story

Executive Vice President and CFO

Summary report: Litera® Change-Pro for Word 10.11.1.0 Document comparison done on 12/21/2023 3:31:44 PM
Style name: Default Style
Intelligent Table Comparison: Active
Original DMS: iw://DMSUS/US2000/15189002/1
Modified DMS: iw://DMSUS/US2000/15189002/3
Changes:
Add	27
~~Delete~~	26
~~Move From~~	0
Move To	0
Table Insert	0
~~Table Delete~~	0
Table moves to	0
~~Table moves from~~	0
Embedded Graphics (Visio, ChemDraw, Images etc.)	0
Embedded Excel	0
Format changes	0
Total Changes:	53